Exhibit 99.1

iClick Interactive Asia Group Limited Announces Closing of Follow-on Offering of 8,500,001 American Depositary Shares

New York, September 8, 2020 - iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced that it closed the follow-on offering of 8,500,001 American depositary shares (the “ADSs”), with two ADSs representing one Class A ordinary share of the Company, par value US$0.001 per share (the “Offering”).

Of the ADSs sold in the Offering, 6,877,214 ADSs were sold by iClick, and 1,622,787 ADSs were sold by Sumitomo Corporation Equity Asia Limited, a selling shareholder. iClick will not receive any proceeds from the sale of ADSs by such selling shareholder. In connection with the Offering, iClick has granted the underwriters a 30-day option to purchase up to an additional 15% of the total ADSs sold in the Offering.

Mr. Wing Hong Sammy Hsieh and Mr. Jian Tang, two of the Company’s principal shareholders and co-founders, and Mr. Terence Li, chief financial officer of the Company, have purchased an aggregate of 117,646 ADSs in the Offering at the public offering price, with respect to which the underwriters did not receive any underwriting discounts or commissions.

iClick’s ADSs are listed on the NASDAQ Global Market under the symbol “ICLK.” BofA Securities, Inc. acted as the lead left book-running manager for the Offering, while China Renaissance Securities (Hong Kong) Limited, ICBC International Securities Limited1  and A.G.P./Alliance Global Partners acted as joint book-running managers for the Offering. The Benchmark Company, LLC acted as co-manager for the Offering. Roth Capital Partners, LLC acted as financial advisor to the Company in connection with the Offering.

A registration statement on Form F-3 was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on June 28, 2019, and has been declared effective on July 15, 2019. An additional registration statement on Form F-3 was filed pursuant to Rule 462(b) and became automatically effective on September 2, 2020. A prospectus supplement and the accompanying base prospectus describing the terms of the Offering have been filed with the SEC. The Offering was made only by means of the prospectus supplement and the accompanying base prospectus. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the accompanying base prospectus may be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department or by emailing dg.prospectus_requests@bofa.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

[1]

ICBC International Securities Limited is not a broker-dealer registered with the United States Securities Exchange Commission, and has not and will not offer or sell any of the Company's ADSs in the United States.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F, in the prospectus supplement related to the Offering and other filings with the SEC. All information provided in this press release is as of the date of this press release, and none of the Company nor the underwriters undertakes any obligation to update any forward-looking statement.

For investor inquiries, please contact:

In China: iClick Interactive Asia Group Limited Lisa Li Phone: +86-21-3230-3931 #892 E-mail: ir@i-click.com	In the United States: Core IR John Marco Tel: +1-516-222-2560 E-mail: johnm@coreir.com